UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INSPIRED ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

45782N108
(CUSIP Number)

A. Lorne Weil

250 West 57th Street, Suite 415

New York, New York 10107

(646) 565-3861

Carly Weil

3104 E. Camelback Road #2267

Phoenix, Arizona 85106

(917) 941-2082

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45782N108

1.	Names of Reporting Persons. A. Lorne Weil

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)

3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Canada

Number of Shares	7.	Sole Voting Power: 896,179
Beneficially Owned by
Each Reporting	8.	Shared Voting Power: 1,955,537
Person With
	9.	Sole Dispositive Power: 896,179

	10.	Shared Dispositive Power: 1,955,537

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,851,716

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	45782N108

1.	Names of Reporting Persons. Carly M. Weil
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: United States

Number of Shares	7.	Sole Voting Power: 0
Beneficially Owned by
Each Reporting	8.	Shared Voting Power: 1,462,522
Person With
	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,462,522

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,462,522

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 9, 2017, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by certain of the Reporting Persons with the SEC on January 23, 2018 and Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed by certain of the Reporting Persons with the SEC on November 29, 2021 (such Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). The Schedule 13D, as amended by this Amendment, relates to the common stock, par value $0.0001 per share (“Common Stock”), of Inspired Entertainment, Inc., a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 250 West 57th Street, Suite 415, New York, New York 10107.

As further described herein, the Schedule 13D is hereby being amended to report the gifting of securities of the Issuer by A. Lorne Weil (“Lorne Weil”) for estate planning purposes, and (ii) the addition of Carly M. Weil as a Reporting Person.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Item 2 to the Schedule 13D is hereby amended to add the following information:

Carly M. Weil is added as a Reporting Person to the Schedule 13D. The address for Carly M. Weil is 3104 E. Camelback Road #2267, Phoenix, Arizona 85106. Carly M. Weil is a U.S. Citizen. Carly Weil’s principal employment is Vice President of American Express located at 18850 North 56th Street, Phoenix, Arizona 85054.

During the last five years, Carly M. Weil has not been: (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hydra Industries Sponsor LLC (“Hydra Sponsor”) is removed as a Reporting Person. Hydra Sponsor’s beneficial ownership is less than 5% of the Issuer’s outstanding shares of Common Stock.

Item 3. Source and Amount of Funds or Other Consideration.

The information disclosed in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended to add the following information:

On May 17, 2024, Lorne Weil transferred 1,156,364 restricted stock units (“RSUs”) and 911,810 performance stock units (“PSUs”) of the Issuer (collectively, the “Units”) to Hydralex Holdings LLC (“Hydralex Transferee”) in exchange for all of the membership interests in Hydralex Transferee, pursuant to that certain Restricted Stock Unit and Performance Stock Unit Transfer Agreement (the “Transfer Agreement”), effective May 17, 2024, by and among Lorne Weil, Hydralex Transferee, and the Issuer. Carly M. Weil serves as manager of the Hydralex Transferee and Lorne Weil is the sole member of Hydralex Transferee.

On May 21, 2024, Lorne Weil gifted 493,015 shares of Common Stock to Kathy Angele, his wife. Kathy Angele intends to gift the 493,015 shares of Common Stock to a limited liability company (the “Angele LLC”) in exchange for all of the membership interests of the Angele LLC. Carly M. Weil is expected to become the manager of the Angele LLC when such transfer occurs.

Pursuant to the Transfer Agreement, Hydralex Transferee agreed to be bound by the terms of the Issuer’s policy on trading in the Common Stock as if it were Lorne Weil, including the requirement to obtain pre-authorization before selling or transferring any Common Stock. Hydralex Transferee also agreed not to without the consent of the Issuer: (i) permit any person other than one or more trusts created by Lorne Weil to be a member of Hydralex Transferee; (ii) engage in any business activity or operations other than holding and selling securities of the Issuer subject to the Transfer Agreement; and (iii) directly or indirectly, purchase, acquire, sell, transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or otherwise dispose of securities of the Issuer in any manner. The Issuer agreed that the Common Stock transferred pursuant to the Transfer Agreement shall be treated as beneficially owned by Lorne Weil for purposes of the Issuer’s stock ownership guidelines.

In connection with the transactions set forth in this Item 4, Hydralex Transferee and Lorne Weil entered into a Voting Agreement (the “Voting Agreement”) pursuant to which Hydralex Transferee agreed to timely vote such number of shares of Issuer’s Common Stock that Hydralex Transferee may hold on the record date with respect to any annual or special meeting of stockholders of the Issuer, or authorize a proxy or proxies to timely vote such shares, on each matter submitted to a vote of the stockholders of the Issuer at such meeting, in proportion to the votes of all of the other stockholders of the Issuer represented in person or by proxy at such meeting with respect to such matter (i.e., mirror voting). The Voting Agreement terminates on the earlier of (i) the dissolution and liquidation of Hydralex Transferee in accordance with its terms, (ii) the sale or disposition of all of the Common Stock held by Hydralex Transferee to third parties in bona fide sale transactions with a third party or distributions to members of Hydralex Transferee, and (iii) the death of Lorne Weil. The Angele LLC and Kathy Angele are expected to enter into a similar voting agreement when the 493,015 shares of Common Stock gifted to Kathy Angele are transferred to the Angele LLC.

The descriptions of the Transfer Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached as Exhibit 99.3 and Exhibit 99.4, respectively, to this Amendment and are incorporated herein by reference.

The securities described in this Schedule 13D are held for investment purposes. Except in Lorne Weil’s capacity as the Executive Chairman of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b)	The information set forth on the cover pages of this Amendment No. 3 is incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 26,571,308 shares of Common Stock outstanding as of May 7, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 10, 2024. The number of shares that each Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Stockholders Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote for Hydra Sponsor’s designees to the board of directors of the Issuer as described in Item 6.

The information set forth on the cover pages of this Amendment No. 3 for each Reporting Person includes 1,462,522 Units (comprising 1,006,272 RSUs and 456,250 PSUs), which were part of special sign-on awards granted to Lorne Weil between 2017 and 2023 under the Issuer’s equity incentive plans, and which have satisfied the applicable vesting requirements. Settlement of such special sign-on awards shall not occur until Lorne Weil’s services with the Issuer terminate or in the event of his death or disability, or upon a Change in Control of the Issuer.

Lorne Weil’s remaining Units under the Issuer’s equity incentive plans comprise an aggregate of 150,092 unvested RSUs and 455,560 unvested PSUs. As such Units are not vested or scheduled to vest within 60 days of the date hereof, the Reporting Persons are not deemed to beneficially own such shares as of the date hereof for purposes of this Schedule 13D and such amounts are not included in the information set forth on the cover pages of this Amendment No. 3. Such unvested Units are as follows:

● 8,373 RSUs subject to an award granted on February 14, 2022 which are scheduled to vest on December 31, 2024;

● 25,117 PSUs subject to an award granted on February 14, 2022 as to which vesting was conditioned on attainment of pre-established performance criteria for 2022 (i.e., Adjusted EBITDA) and a time-based vesting schedule through December 31, 2024;

● 16,719 RSUs subject to an award granted on February 14, 2023 which are scheduled to vest in two equal installments on each of December 31, 2024 and December 31, 2025;

● 11,693 PSUs subject to an award granted on February 14, 2023 as to which vesting was conditioned on attainment of pre-established performance criteria for 2023 (i.e., Adjusted EBITDA) and a time-based vesting schedule through December 31, 2025;

● 40,000 RSUs subject to an award granted on March 8, 2024 which are scheduled to vest in three equal installments on each of December 31, 2024, December 31, 2025 and December 31, 2026;

● 40,000 PSUs subject to an award granted on March 8, 2024 as to which vesting is conditioned on attainment of pre-established performance criteria for 2024 (i.e., Adjusted EBITDA) and a time-based vesting schedule through December 31, 2026; and

● 85,000 RSUs and 378,750 PSUs subject to special sign-on awards granted pursuant to Lorne Weil’s Employment Agreement, dated October 9, 2020, as amended on June 21, 2021 and January 12, 2023 (as so amended and as may be further amended from time to time, the “Employment Agreement”). These special sign-on RSUs are scheduled to vest on December 31, 2024 and the special sign-on PSUs are subject to performance criteria, comprising (i) 187,500 PSUs conditioned on attainment of Adjusted EBITDA targets for the years 2024 to 2027 (62,500 for 2024, 41,666 for 2025, 41,667 for 2026 and 41,667 for 2027); and (ii) 191,250 PSUs subject to attainment of price targets (81,250 at $17.50, 78,750 at $20.00 and 31,250 at $22.50).

Under Lorne Weil’s Employment Agreement, in the event the Issuer elects to terminate Lorne Weil’s employment without cause, or if Lorne Weil terminates his employment for good reason, the unvested RSUs and PSUs (excluding sign-on awards) would remain outstanding subject to potential vesting in accordance with the time, performance or other conditions applicable to the awards; and, with respect to the sign-on awards, if Lorne Weil’s employment terminates prior to the end of the Employment Agreement, the unvested portion would lapse in circumstances other than death, a “change in control termination event” (as defined) or if the Company’s stock is no longer publicly traded, in which case, all or a portion of the outstanding balance would vest.

Carly M. Weil serves as manager of Hydralex Transferee and in such capacity has beneficial ownership over the Issuer securities held by Hydralex Transferee. Lorne Weil is the uncle of Carly M. Weil. Because of his relationships with Carly M. Weil and Kathy Angele, and his ownership of all of the membership interests of Hydralex Transferee, Lorne Weil may be deemed to share beneficial ownership with respect to the 493,015 shares of Common Stock gifted to his wife and with respect to the shares subject to the Units transferred to Hydralex Transferee which are reported in this Amendment as being beneficially owned by Carly M. Weil.

The information set forth on the cover page of this Amendment for Lorne Weil also includes 896,179 shares of Common Stock directly held by Hydra Sponsor, whose membership interests are owned by Lorne Weil and his children or trusts for their benefit. Lorne Weil, the managing member of Hydra Sponsor, has voting and dispositive power over such securities.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer that he or she do not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or she does not directly own, except to the extent of their pecuniary interest therein.

Each of the Reporting Persons disclaim being part of a group, within the meaning of section 13(d)(3) of the Exchange Act.

(c)	None of the Reporting Persons has entered into any transactions in the Common Stock during the past sixty days except for the transactions described in Item 4 of this Amendment.

(d)	Not applicable.

(e)	Hydra Sponsor’s beneficial ownership ceased to be in excess of 5% of the Issuer’s outstanding shares of Common Stock as of November 23, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

Employment Agreement

On January 12, 2023, the Issuer entered into a Second Addendum to the Employment Agreement with Lorne Weil (the “Weil Addendum”) which extended the term of his employment with the Issuer to December 31, 2027 and provided for him to receive an aggregate of 250,000 PSUs upon approval of the Issuer’s 2023 Omnibus Incentive Plan by the Issuer’s stockholders which occurred on May 9, 2023 (comprising 125,000 PSUs conditioned on Adjusted EBITDA targets and 125,000 PSUs conditioned on stock price targets). The Employment Agreement specifies the vesting schedule and applicable criteria for vesting of the awards as described in Item 5. The description of the Weil Addendum is qualified in its entirety by reference to the full text of the Weil Addendum, a copy of which is attached as Exhibit 99.1 to this Amendment and is incorporated herein by reference.

In addition, except as otherwise set forth in this Amendment and elsewhere in the Schedule 13D (and all amendments thereto), there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer between the Issuer and any of the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

99.1	Second Addendum, effective January 1, 2023, to the Employment Agreement dated October 9, 2020, as amended, by and between the Issuer and A. Lorne Weil (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on January 17, 2023).

99.2	Joint Filing Agreement by and between A. Lorne Weil and Carly M. Weil dated May 23, 2024 (filed herewith).

99.3	Restricted Stock Unit and Performance Stock Unit Transfer Agreement effective May 17, 2024 by and among the A. Lorne Weil, Hydralex Transferee and the Issuer (filed herewith).

99.4	Voting Agreement, dated May 17, 2024, by and between A. Lorne Weil and Hydralex Transferee (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 23, 2024

/s/ A. Lorne Weil
A. Lorne Weil

/s/ Carly Weil
Carly Weil

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)